

**TSX / NYSE American**
**Symbol: TMQ**

# News Release

## Trilogy Metals Files NI 43-101 Technical Report for the Arctic Feasibility Study

**October 2, 2020 - Vancouver, British Columbia – Trilogy Metals Inc.** (TSX / NYSE American: TMQ) ("Trilogy Metals" or the "Company")  has filed on a voluntary basis a National Instrument 43-101 technical report titled "Arctic Feasibility Study Alaska, USA NI 43-101 Technical Report" with an effective date of August 20, 2020 and a release date of October 2, 2020 with the United States Securities and Exchange Commission and the securities regulatory authorities in each of the provinces of Canada. A copy of the report is available at www.edgar.com, www.sedar.com and on the Company's website at www.trilogymetals.com.

The Feasibility Study ("FS") was prepared for the Arctic Copper-Zinc-Lead-Silver-Gold Project ("Arctic Project") located in the Ambler mining district of Northwestern Alaska. The Arctic Project is held by Ambler Metals LLC, the joint venture operating company equally owned by Trilogy and South32 Limited. The FS was prepared on a 100% ownership basis, of which Trilogy's share is 50%, and under National Instrument 43-101 standards by independent consultant, Ausenco Engineering Canada Inc. of Vancouver, Canada.  The Company also engaged Wood Canada Limited to complete mine planning and SRK Consulting (Canada) Inc. to complete tailings and waste design, hydrology and water management studies.

## About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in northwestern Alaska. On December 19, 2019, South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

## Company Contact

Patrick Donnelly
Vice President Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569



Trust | Respect | Integrity

**604-638-8088 or 1-855-638-8088**

**# # #**

*Cautionary Note Regarding Forward-Looking Statements*

*This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included hereinare forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; the exploration potential of the UKMP; and other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2019 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.*

Trust | Respect | Integrity